Exhibit 16 to 13D
   Amendment No. 1
   SWVA Bancshares, Inc.


                                 CASKIE & FROST
                           A Professional Corporation

                                ATTORNEYS AT LAW

                              2306 ALTHERHOLT ROAD

                        PLEASE REPLY TO:  P. O. BOX 24505

                            LYNCHBURG, VIRGINIA 24505

                               September 26, 1997




   Mr. B. L. Rakes, President
   SWVA Bancshares, Inc.
   302 2nd Street, SW
   Roanoke, VA 24011-1597

        Re:  Copies of corporate records

   Dear Mr. Rakes:

        Pursuant to my telephone conversation with you, and our paralegal Kelly Feagans' conversations with you yesterday in the offices of SWVA Bancshares, Inc., this is to confirm that you have refused to comply with the provisions of Section 13.1-771 and 13.1-772 of the Virginia Stock Corporation Act. We provided you this morning with the attached correspondence, which includes the letter dated September 17, 1997 from Cede & Co. directed to Barbara C. Weddle, Secretary of SWVA Bancshares, Inc., your letter of September 19, 1997 directed to Mr. Richard J. Nelson confirming that you will expect us September 25, 1997, and Foley & Lardner's letter directed to me dated September 24, 1997 authorizing Caskie & Frost and our agents to represent Mr. Nelson in connection with obtaining the corporate records set forth in the letter of Cede & Co. dated September 17, 1997.

        Contrary to our request, and the provisions of Sections 13.1-771 and 13.1-772 of the Code of Virginia, you have refused to provide our agent with copying rights as provided in the Virginia Code. You have stated that you would neither provide copying equipment for us, nor would allow us to bring copying equipment into the bank, nor would you allow us to take the records to have them copied, nor would you provide us with copies of the records. We have offered to pay the reasonable charge of the copies.

        You have had substantial time to prepare for the stockholder request for information. You knew that representatives of Mr. Nelson would be appearing at your bank September 25, and yet you have intentionally prevented a shareholder from making a reasonable inspection and copies as provided under Virginia law.

        I draw your attention to Section 13.1-773 of the Code of Virginia, which provides for court ordered inspection, and provides that if the shareholder proves that the corporation refused inspection without a reasonable basis, that the corporation shall pay the shareholder costs, including reasonable attorney's fees incurred to obtain the order. From your correspondence, your conversation with me, and your treatment of our paralegal in your office, it is apparent that you simply do not wish to allow Mr. Nelson his rights under Virginia law.

        I asked you to provide us with your attorney's name and number, and you have declined to do that as well. As a result, our client is considering instituting an action to obtain a court order directing you to comply with the Virginia statutes aforesaid and may seek to postpone the accelerated meeting of the shareholders.

                                      Very truly yours,

                                      CASKIE & FROST, P.C.



                                      By:  /s/ Theodore J. Craddock
                                           Theodore J. Craddock

   TJC/ahd
   Enclosure

   Cc:  Phillip M. Goldberg, Esquire
        Mr. Richard J. Nelson
        Mr. Glen C. Combs
        Mr. James H. Brock
        Mr. John L. Hart
        Mr. F. Courtney Hoge
        Mr. Michael M. Kessler